Exhibit 3.3

CERTIFICATE OF FORMATION

OF

DELEK LOGISTICS GP, LLC

This Certificate of Formation of Delek Logistics GP, LLC (the “Company”), dated April 23, 2012, has been duly executed and is filed pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the “Act”) to form a limited liability company under the Act.

Article One

The name of the limited liability company formed hereby is “Delek Logistics GP, LLC.”

Article Two

The address of the Company’s registered office in the State of Delaware is 874 Walker Road, Suite C, Dover, Delaware 19904, County of Kent. The name the Company’s registered agent for service of process in the State of Delaware at such address is United Corporate Services, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

AUTHORIZED PERSON

By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen Authorized Person